SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
[redacted] 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR DIAMONDS AND FORUM URANIUM FORM THE NORTH THELON URANIUM JOINT VENTURE

July 13, 2006

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** and Forum Uranium Corp. are pleased to announce that they have entered into a strategic alliance to explore for uranium in the Thelon Basin over a large area west of Baker Lake, Nunavut Territory. In a recent staking venture, Forum acquired over 66,670 hectares of prospective ground near the Kiggavik-Sissons Project, Nunavut's largest known uranium deposit, held by AREVA Resources Canada Inc. The Kiggavik North and Kiggavik South claims were acquired after a preliminary geological compilation of existing assessment data (see www.superiordiamonds.ca for claim map).

Forum and Superior have entered into a Letter of Intent to form a 50/50 Joint Venture, with Forum as the Operator, in an Area of Interest that encompasses approximately 39,850 square kilometres of the northeastern margin of the Thelon Basin. The Thelon Basin is largely regarded today as being one of the most prospective regions in the world for uranium exploration, second only to the Athabasca Basin in Saskatchewan.

The Kiggavik-Sissons Project contains resources of 131 million pounds U_3O_8, 4.1 tonnes of gold and 3.3 tonnes of platinum in three deposits (Kiggavik, End Grid and Andrew Lake) grading from 0.28% to 0.44% U as reported by AREVA. Exploration for uranium was active from 1974 to 1984 resulting in the discovery of the Kiggavik deposit in 1977. In 1987 and 1988, the nearby End Grid and Andrew Lake Deposits were discovered and a feasibility study was completed on the Kiggavik-Sissons Project in 1989. The resource estimate for the Kiggavik-Sissons Project is historic and Superior has not verified whether it is a National Instrument 43-101 defined resource. Superior and Forum believe that the historic estimate is relevant because of the proximity of the Kiggavik-Sissons Project to the North Thelon Joint Venture area. AREVA is currently evaluating the future development of the Kiggavik-Sissons Project.

The Kiggavik North and Kiggavik South claims are situated in favourable structural and lithological environments at the margin of and within the Thelon Sandstone covered areas, where uranium mineralization and favourable alteration were discovered in previous exploration campaigns. Forum and Superior are reviewing assessment files and compiling a comprehensive geological database of the region. An aggressive exploration program for the North Thelon Joint Venture is anticipated over the next two years.

Superior Diamonds Inc. is a Canadian diamond exploration company, currently active in acquiring and exploring mineral properties in Ontario and Quebec. Superior is owned 14.8% by Southwestern Resources Corp. In an effort to diversify its interests, Superior has recognized the alliance with Forum as an excellent opportunity to broaden the Company's portfolio of assets including uranium exploration opportunities.

John Paterson, President & CEO of Superior Diamonds has had extensive experience in uranium exploration for unconformity-type deposits in Canada and Australia. He stated today, "Nunavut has already demonstrated a progressive mine policy through its recent gold and diamond mine developments. Superior looks forward to being involved in this exciting uranium project and believes

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that the Thelon Basin represents one of the prime areas of the world for the discovery of new unconformity – related uranium deposits. We look forward to exploring in Nunavut, particularly with the established expertise of the Forum team."

Forward-Looking Statements
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

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For more information, please contact:

John G. Paterson, President
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca